SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

Michael L. Gravelle

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 45,503,737*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 45,503,737*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,503,737*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%*
(14)	TYPE OF REPORTING PERSON CO

*	Includes all shares of Class A Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 45,503,737*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 45,503,737*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,503,737*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%*
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on July 12, 2021 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Alight, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is supplemented as follows:

Information as of the date of this Amendment No. 1 with respect to each director and executive officer of Cannae Holdings, Inc. (“CHI”) and Cannae Holdings, LLC (“CHL”) is set forth on Schedule A to this Amendment No. 1 (the “Schedule A Persons”) and incorporated herein by reference. This Amendment No. 1 is being filed while the Reporting Persons are in the process of verifying or obtaining information required by Schedule 13D from its respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

During the five years prior to the date of this Amendment No. 1, neither the Reporting Persons nor to the Reporting Persons knowledge, any of the Schedule A Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

Information as of the date of this Amendment No. 1 is set forth on Schedule A to this Amendment No. 1 with respect to the Schedule A Persons and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On December 20, 2021, CHL exercised 5,000,000 warrants to purchase shares of Class A Common Stock (“Alight Warrants”), representing all of the Alight Warrants owned by the Reporting Persons. The exercise was a make-whole exercise on a cashless basis pursuant to the Warrant Agreement, by and between the Issuer and Continental Stock Transfer & Trust, dated May 29, 2020, as amended (the “Warrant Agreement”), following the giving by the Issuer of a Notice of Redemption of the Alight Warrants. Pursuant to such cashless exercise, CHL received a net of 1,300,000 shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1, as of the date of this Amendment No. 1, are incorporated herein by reference. Information as of the date of this Amendment No. 1 with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

The calculation in this Amendment No. 1 of the percentage of Class A Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on (i) 446,802,741 shares of Class A Common Stock outstanding as of November 9, 2021, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2021, plus (ii) an aggregate of 5,246,105 shares of Class A Common Stock issued upon the exercise of warrants or exchange of Class C units beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, by any Schedule A Persons, as contemplated by the Notice of Redemption of Warrants (the “Warrant Redemption”) given by the Issuer on November 26, 2021 (and filed by the Issuer with the SEC on November 29, 2021, as

Exhibit No. 99.2 to its Form 8-K) and the Notice of Redemption of Class C Units (the “Unit Redemption”) given by Alight Holding Company, LLC on December 1, 2021 (and filed by the Issuer with the SEC on December 2, 2021, as Exhibit No. 99.2 to its Form 8-K). Accordingly, the calculation does not include all shares of Class A Common Stock that were or will be issued by the Issuer and that are or will become outstanding, in connection with the Warrant Redemption and Unit Redemption.

(a) As of December 23, 2021, the Reporting Persons beneficially owned an aggregate of 45,503,737 shares of Class A Common Stock, which represents approximately 10.07% of the outstanding Class A Common Stock and is comprised of 41,300,000 shares directly owned by CHL and 4,203,737 shares directly owned by Cannae Funding LLC (“CFL”). CHL and CFL are wholly-owned subsidiaries of CHI.

(b) As of December 23, 2021, the number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows (7) through (10) of the cover pages of this Amendment No. 1 and is incorporated herein by reference.

(c) Neither the Reporting Persons, nor to their knowledge any of the Schedule A Persons, has effected any transactions in the Class A Common Stock during the past 60 days, other than as disclosed in Item 4 of this Amendment No. 1 or Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

CANNAE HOLDINGS, INC.

By: /s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By: /s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned(1)		Percentage Beneficially Owned(1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	27,315,499	(3)	6.04%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	(2)
Hugh R. Harris	Director of Cannae Holdings, Inc.	(2)	22,500		Less than 0.01%
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	(2)
Mark D. Linehan	Chief Executive Officer of Wynmark Company	(2)
Frank R. Martire	Executive Chairman of NCR Corporation	(2)	22,500		Less than 0.01%
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	202,078	(4)	0.04%
Erika Meinhardt	Executive Vice President of FNF	(2)	41,831		0.01%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	(2)
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	(2)
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	(2)
David W. Ducommun	President of Cannae Holdings, Inc.	(2)
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	6,500		Less than 0.01%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	11,300	(5)	Less than 0.01%

(1)	Based on the calculation as described in Item 5 of this Amendment No. 1. Also see Item 2.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)

On December 20, 2021, Mr. Foley indirectly exchanged in a make-whole exchange and on a cashless basis 15,133,333 Class C LLC Units of Alight Holdings, LLC for a net total of 3,934,666 shares of Class A Common Stock as contemplated by the Unit Redemption.

(4)

On December 8, 2021, Mr. Massey purchased 15,000 shares of Class A Common Stock in an open market transaction at a weighted average price of $10.5793 (in a range of $10.53 to $10.65) with personal funds. On December 20, 2021, Mr. Massey exercised on a cashless basis 38,999 Alight Warrants in a make-whole exercise for 10,139 shares of Class A Common Stock pursuant to the Warrant Agreement as contemplated by the Warrant Redemption.

(5)

On December 16, 2021, Mr. Gravelle exercised on a cashless basis 5,000 Alight Warrants in a make-whole exercise for 1,300 shares of Class A Common Stock pursuant to the Warrant Agreement as contemplated by the Warrant Redemption.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)
David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)
William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)
Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(2)
Cannae Holdings, Inc.(1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 1.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, Inc.” in this Schedule A.